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                             August 4, 2022

       R. Alex Hawkins
       Chief Financial Officer
       Stryve Foods, Inc.
       5801 Tennyson Parkway, Suite 275
       Plano, TX 75024

                                                        Re: Stryve Foods, Inc.
                                                            Registration
Station on Form S-1
                                                            Filed July 8, 2022
                                                            File No. 333-266067

       Dear Mr. Hawkins:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 8, 2022

       General

   1. Please expand your disclosure to discuss in greater detail the material terms of the transactions entered
into with the selling stockholders through which they obtained the contractual rights for
redemption.
   2. Please provide your analysis showing how you determined that there was a completed private placement for
the 11,502,355 shares of Class A Common Stock issuable in
                                                        connection with the
Exchange Agreement. In your analysis, please consider the
                                                        Commission   s guidance
set forth in Questions 134.01 and 139.06 of the Securities Act
                                                        Sections Compliance and
Disclosure Interpretations.
 R. Alex Hawkins
FirstName   LastNameR. Alex Hawkins
Stryve Foods,  Inc.
Comapany
August      NameStryve Foods, Inc.
        4, 2022
August
Page 2 4, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-
3345 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing